[Willbros Group, Inc. Letterhead]
April 27, 2007
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Willbros Group, Inc. (the “Company”)
Post-effective amendments to Form S-1
Filed March 30, 2007
File Nos. 333-139499 and 333-135540

Form 10-K for the Fiscal Year Ended
December 31, 2006
File No. 1-11953
Dear Mr. Schwall:
     In connection with your comment letter of April 24, 2007 regarding the filing of post-effective amendments to the above-captioned registration statements, the Annual Report on Form 10-K by the Company, and the response letter dated April 27, 2007 filed on the Company’s behalf by its counsel, Conner & Winters, LLP, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Van A. Welch

Van A. Welch, Senior Vice President and Chief Financial Officer

cc:	Mark D. Berman, Esq.
Conner & Winters, LLP